

MAIL STOP 4561

August 30, 2007

Mark E. Rose, Chief Executive Officer
Grubb and Ellis Realty Advisors, Inc.
500 West Monroe Street, Suite 2800
Chicago, IL 60661

> **Re:** **Grubb and Ellis Realty Advisors, Inc.**
> **Amendment No. 1 to Proxy Statement on**
> **Schedule 14A**
> **Filed July 27, 2006**
> **File No. 001-32753**

Dear Mr. Rose,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two. Please revise to include a discussion in MD&A of the impact on your liquidity of the proposed acquisition of the Properties, including the impact from your assumption of loans and the cash expenditures that you anticipate in connection with your anticipated repositioning of the Properties as disclosed on page 122.

2. Please revise to clarify whether GERA, its officer, directors, or affiliates are able to purchase outstanding shares after your definitive proxy statement is mailed to investors. If so, please disclose whether such purchases would be in the open market, privately negotiated, or direct purchases from the GERA.

3. Please tell us whether GERA, its officers, directors, or affiliates intend to purchase or have entered into any agreements or arrangements to purchase outstanding shares after the date the proxy materials are mailed to investors. If so, please tell us whether they intend to vote such shares in favor of the proposals.

4. Please monitor the update requirements of Rule 3-12 of Regulation S-X.

Summary of the Material Terms of the Acquisition, page 9

5. We note your additional disclosure on pages 9 and 10 in response to comment 4 that asked you to quantify the aggregate consideration you are obligated to pay for the Properties and the consideration paid by GBE for the Properties. However, your disclosure remains unclear. For example only, it is not clear from the table on page 10 whether the aggregate purchase price is $122,200 million plus $42,739 million. Further, the nature of the line item in the table for "financing reserves" is not clear. Finally, it is not clear whether (b) – (f) are meant to be footnotes to the table. Please disclose one number for the aggregate consideration that you will pay for the Properties and one number for the aggregate consideration paid by GBE. You may wish to retain portions of the table to clarify how you arrived at each such number.

6. Please revise to include disclosure of the consideration to be paid for each of the three Properties.

Summary of the Proxy Statement, page 17

7. We note the revised disclosure in the first full bullet point on page 24 in response to comment 12. We further note that you will pay GEMS a monthly management fee and will "reimburse GEMS for salaries and other expenses paid or incurred. . . ." Please revise to elaborate on the reimbursement aspect of your arrangement. For instance, please clarify whether GEMS will receive both a management fee as well as reimbursement for the salaries of the individuals that will manage your properties and how such time will be allocated.

Risk Factors, page 35

8. We note your response to comment 18. With regard to bullet point one in our prior comment, it would appear that conflicts of interests are inherent in all the agreements already in place between you and GBE and its affiliates. As such, that aspect of your comment still remains. With regard to your response to bullet point two of our prior comment, it appears that the conflict referenced in that bullet point continues to apply even though your termination deadline has been extended. As such, we reissue comment 18.

9. We reissue comment 19 which requested that you revise to discuss the risks regarding conflicts of interests of the GERA directors.

Conversion Rights, page 49

10. We note the additional disclosure on page 50 that your transfer agent will charge $35.00 in connection with the tender of physical certificates. Please revise to clarify the cost associated with conversion shareholders will have to bear whether they elect to tender via physical or electronic means. Also, clarify the costs are per share.

Background of the Acquisition, page 51

11. We note the additional disclosure on page 52 that the Dallas and Rosemont properties were directly presented to you. Please revise to clarify how the parties representing the two properties became aware of your business plan.

12. We note that you became aware of the Danbury property in July of 2006. We also note that the property was listed by GBE and managed by GEMS. Please revise to clarify when the relationship between GBE and the property began.

13. We note that GBE was representing the Danbury property in its auction. Please revise to clarify if the purchase price for the Danbury property was lower than the initial auction price used to negotiate with the preferred purchaser.

Opinion of Peter J. Solomon Company L.P., page 63

14. We note your response to comment 10 and the revised disclosure on page 63 that the board of directors determined that the aggregate purchase price paid by GBE for the Properties generally represented the aggregate fair market value of the Properties, and that such aggregate purchase price was in excess of the 80% of the Company's net assets at the time of the execution of the LLC Acquisition Agreement. Please quantify the amount of the aggregate purchase price paid by GBE and the net assets and quantify the amount that is 80% of your net assets as of a current date.

Projected Financial Information, page 72

15. We note your response to comment 33 and the inclusion of the projected financial information utilized by PJSC in rendering their fairness opinion. We reissue that part of the prior comment that asked you to discuss the basis or assumptions underlying these projections.   Further, please revise to clarify why there are two sets of projections and why they are different, especially in light of the short time frame between the acquisition by your affiliate and the proposed acquisition.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet

16. We have read and considered your response to comment 38. Reference is made to the third paragraph on page 10. Based on your disclosure, the Wachovia Mortgage Loans and the acquisition of the Danbury Property simultaneously closed on June 15, 2007. As such, to the extent you file an amendment before you are required to update your pro forma financial statements for the year ended June 30, 2007, it remains unclear why this Wachovia Mortgage Loan is included in the historical data for The Properties as of March 31, 2007. Please advise us and revise disclosure throughout your document for consistency.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

Note (B), page 89

17. Reference is made to your revised disclosure in response to our previous comment 39. It is unclear why you have labeled $42,739 as the preliminary purchase price. Please advise or revise accordingly.

18. We note that the cash consideration paid is disclosed in note (c) as $43,961. The cash consideration plus the mortgage loan assumed and the acquisition costs would seem to result in a purchase price in excess of $122,200. Substantially revise your tabular presentation to clearly state the cash consideration, the liabilities assumed, and costs of the acquisition to derive the total aggregate purchase price.

19. Provide footnote disclosure of what is represented by the financing reserves and fees. In addition, please clarify why this is considered an adjustment to derive the aggregate purchase price.

20. We note your tabular presentation of estimated allocation of the acquisition consideration. Advise us why the Total Allocable Acquisition Consideration is $43,961 rather than an allocation of the total aggregate purchase price. Please revise as appropriate.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

Note (E), page 98

21. We have read and considered your response to comment 43. In your revised disclosure it states that the IPO is assumed to have occurred on July 1, 2005. Since the inception date of your company is as of a date after that, please revise as appropriate.

Compensation of Officers and Directors, page 129

22. We note your response to comment 52 and your disclosure on page 130 that GBE may earn fees pursuant to the Services Agreement, Property Management Agreement and Project Management Agreement. Please tell us where you have described the Services and Project Management Agreements, or revise to do so.

Beneficial Ownership of Securities, page 132

23. We note your response to comment 54 that you have not included the warrants because they may not be exercised within the next sixty days. Given the fact that they will be exercisable within 60 days from the definitive filing, please revise to include such warrants.

* * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Yolanda Crittendon at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

Cc: Clifford Brandeis
          Fax No. 212-223-6433